UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GSI Commerce, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

37937A107

(CUSIP Number)

Charles Y. Tanabe, Esq. Senior Vice President, General Counsel and Secretary Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 8785-5400	Neal S. Grabell, Esq. Executive Vice President, General Counsel and Secretary QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380 (484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,119,664 (1) (2)

	9.	Sole Dispositive Power 8,518,968 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,119,664 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes warrants to purchase 300,000 shares of the Issuer’s Common Stock, which warrants are exercisable at $5.00 per share at any time on or before July 19, 2006, and are owned by one of the Reporting Persons.

(2)           Includes an aggregate of 16,600,696 shares of the Issuer’s Common Stock (which includes 806,250 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 2, 2004.  See Item 5 of this Amendment for further discussion of the voting agreements.

(3)           Based upon a total of 42,325,882 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 41,219,632 shares of the Issuer’s Common Stock actually outstanding as of November 1, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2004; (ii) assumed exercise of warrants to acquire 300,000 shares of the Issuer’s Common Stock referred to in Note (1) above; and (iii) assumed exercise of options to acquire 806,250 shares of the Issuer’s Common Stock referred to in Note (2) above.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QVC, Inc. 23-2414041

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,119,664 (1) (2)

	9.	Sole Dispositive Power 8,518,968 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,119,664 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes warrants to purchase 300,000 shares of the Issuer’s Common Stock, which warrants are exercisable at $5.00 per share at any time on or before July 19, 2006, and are owned by one of the Reporting Persons.

(2)           Includes an aggregate of 16,600,696 shares of the Issuer’s Common Stock (which includes 806,250 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 2, 2004.  See Item 5 of this Amendment for further discussion of the voting agreements.

(3)           Based upon a total of 42,325,882 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 41,219,632 shares of the Issuer’s Common Stock actually outstanding as of November 1, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2004; (ii) assumed exercise of warrants to acquire 300,000 shares of the Issuer’s Common Stock referred to in Note (1) above; and (iii) assumed exercise of options to acquire 806,250 shares of the Issuer’s Common Stock referred to in Note (2) above.

3

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,119,664 (1) (2)

	9.	Sole Dispositive Power 8,518,968 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,119,664 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes warrants to purchase 300,000 shares of the Issuer’s Common Stock, which warrants are exercisable at $5.00 per share at any time on or before July 19, 2006, and are owned by one of the Reporting Persons.

(2)           Includes an aggregate of 16,600,696 shares of the Issuer’s Common Stock (which includes 806,250 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 2, 2004.  See Item 5 of this Amendment for further discussion of the voting agreements.

(3)           Based upon a total of 42,325,882 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 41,219,632 shares of the Issuer’s Common Stock actually outstanding as of November 1, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2004; (ii) assumed exercise of warrants to acquire 300,000 shares of the Issuer’s Common Stock referred to in Note (1) above; and (iii) assumed exercise of options to acquire 806,250 shares of the Issuer’s Common Stock referred to in Note (2) above.

4

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interactive Technology Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) OO

5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Statement of

LIBERTY MEDIA CORPORATION
QVC, INC.
QK HOLDINGS, INC.
and
INTERACTIVE TECHNOLOGY HOLDINGS, LLC

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

GSI COMMERCE, INC.

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by the Former Reporting Group on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001, Amendment No. 3 thereto filed on May 19, 2003, Amendment No. 4 thereto filed on July 29, 2003, Amendment No. 5 thereto filed on September 17, 2003 by the Comcast Reporting Persons, and Amendment No. 6 thereto filed on October 2, 2003 by the Liberty Reporting Persons, which Amendment No. 6 constituted the original filing of a report on Schedule 13D by Liberty (collectively, the “Original Filing”).  This Amendment also constitutes Amendment No. 1 to that original filing of a report on Schedule 13D by Liberty.

On January 31, 2005, a Dissolution Agreement was entered into by the Liberty Reporting Persons and other persons, as described herein, relating to the disposition of securities of GSI Commerce, Inc.  The purpose of this Amendment is to report the disposition of those securities.  As a result, other than as specified in this Amendment, this Amendment is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to the Former Reporting Group.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 1.	Security and Issuer
This statement relates to the common stock, par value $.01 per share (the “Common Stock”) of GSI Commerce, Inc., a Delaware corporation (the “Issuer” or the “Company”).

Item 2.	Identity and Background

Item 2 of the Original Filing is amended and supplemented to add the following information:

Liberty is a holding company that, through its ownership of interests in subsidiaries and affiliates, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software. In addition, companies in which we own interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.

Information concerning the executive officers and directors of the Liberty Reporting Persons is set forth in Exhibit 99.1 to this Amendment. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person, nor, to the best knowledge of such Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is amended and supplemented to add the following information:

On January 31, 2004, pursuant to a Dissolution Agreement among each of the Liberty Reporting Persons, Comcast Holdings Corporation and Comcast QIH, Inc. (“CQIH”) (the “Dissolution Agreement”), all of the assets of ITH, including securities of the Issuer, were distributed (the “Distribution”) to the members of ITH.  Pursuant to this Dissolution Agreement, (a) 2,578,932 shares of Common Stock were distributed to CQIH and (b) 8,218,968 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock were distributed to QK.

Item 4.	Purpose of Transaction
Item 4 of the Original Filing is amended and supplemented to add the following information: The information set forth in Item 3 of this Amendment is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Filing is amended by replacing the first paragraph in its entirety with the following:

(a)             As of the date hereof, as a result of the Distribution, QK owns 8,218,968 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock.  In addition, as described in Item 4 of the Original Filing, pursuant to the Rubin Voting Agreement and the SOFTBANK Voting Agreement, ITH was granted certain voting rights with respect to the shares of Common Stock owned by parties to those agreements unrelated to any of the Liberty Reporting Persons, and ITH granted reciprocal voting rights to such parties with respect to the shares of Common Stock owned by ITH.  By virtue of the relationship among the Liberty Reporting Persons, as described in Item 2 of this Amendment, Liberty, QVC and QK each  share voting and dispositive power with respect to the shares of Common Stock and warrants to purchase Common Stock acquired by QK pursuant to the Distribution.  In addition, Liberty, QVC and QK may each be deemed to have shared voting power with respect to the shares of Common Stock subject to the Rubin Voting Agreement and the SOFTBANK Voting Agreement.

Accordingly, Liberty, QVC and QK may each be deemed to have beneficial ownership of 25,119,664 shares of Common Stock, which includes (i) 8,518,968 shares of Common Stock received by QK in the Distribution (which includes warrants to acquire 300,000 shares of Common Stock received by QK in the Distribution), (ii) 7,946,846 shares of Common Stock (which includes outstanding options to acquire 806,250 shares of Common Stock) beneficially owned by Mr. Rubin (based solely upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2004) (the “Proxy Statement”), and (iv) 8,653,850 shares of Common Stock beneficially owned by SOFTBANK (based solely upon the Proxy Statement).

The foregoing 25,119,664 shares of Common Stock constitutes approximately 59.3% of the Common Stock outstanding, based upon (i) a total of 41,219,632 shares of Common Stock outstanding as of November 1, 2004, as reported in the Form 10-Q for the fiscal quarter ended October 2, 2004, filed with the Commission on November 11, 2004, (ii) assumed exercise of warrants to acquire 300,000 shares of Common Stock received by QK in the Distribution, and (iii) assumed exercise of options to acquire 806,250 shares of Common Stock held by Mr. Rubin.

(b)             None of the Liberty Reporting Persons or, to the best knowledge of the Liberty Reporting Persons, any of the executive officers or directors named on Exhibit 99.1 to this Amendment beneficially owns any shares of Common Stock of the Issuer.

(c)             None of the Liberty Reporting Persons or, to the best knowledge of the Liberty Reporting Persons, any of the executive officers or directors named on Exhibit 99.1 to this Amendment has effected any transactions in the Issuer’s securities in the last 60 days other than those transactions described in this Amendment.

(d)             None.

(e)             On January 31, 2005, as a result of the Distribution, ITH has ceased to have beneficial ownership of any shares of Common Stock and is no longer required to file reports on Schedule 13D with respect to the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is amended and supplemented to add the following information:

The information set forth in Item 3 of this Amendment is hereby incorporated by reference herein.

Pursuant to the Dissolution Agreement, ITH assigned and transferred to CQIH a portion of ITH’s rights pursuant to the Registration Rights Agreement (as defined in Item 4 of Amendment No. 4 to the Original Filing), including the right to initiate one demand registration and the right to participate in piggyback registrations under the Registration Rights Agreement.

Item 7.	Material to Be Filed as Exhibits

10.1.        Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.2.        Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.3.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.4.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.5.        Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.6.        Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.7.        Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.8.        Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on July 29, 2003).

10.9.        Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on July 29, 2003).

10.10.      Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation (incorporated by reference to Exhibit 10.10 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

10.11.      Filing Agreement, dated as of September 17, 2003, by and among Comcast QVC, Inc., Comcast Programming Holding, Inc., Comcast Holdings Corporation and Comcast Corporation (incorporated by reference to Exhibit 10.11 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

10.12       Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.12 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

99.1.        Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

INTERACTIVE TECHNOLOGY HOLDINGS, LLC

By: QK Holdings, Inc., its Managing Member

By:	/s/ Gerald J. Timlin
	Name:	Gerald J. Timlin
	Title:	Vice President and Treasurer

QK HOLDINGS, INC.

By:	/s/ Gerald J. Timlin
	Name:	Gerald J. Timlin
	Title:	Vice President and Treasurer

QVC, INC.

By:	/s/ Neal S. Grabell
	Name:	Neal S. Grabell
	Title:	Executive Vice President, General Counsel
and Secretary

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

Exhibit Index

10.1.        Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.2.        Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.3.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.4.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on September 20, 2000).

10.5.        Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.6.        Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.7.        Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on August 27, 2001).

10.8.        Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on July 29, 2003).

10.9.        Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on July 29, 2003).

10.10.      Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation (incorporated by reference to Exhibit 10.10 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

10.11.      Filing Agreement, dated as of September 17, 2003, by and among Comcast QVC, Inc., Comcast Programming Holding, Inc., Comcast Holdings Corporation and Comcast Corporation (incorporated by reference to Exhibit 10.11 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

10.12       Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.10 to the Statement on Schedule 13D/A (Amendment No. 6) filed by the Liberty Reporting Persons and dated September 17, 2003).

99.1.        Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).